02 SEP 25 AM 9:01

ZURICH
FINANCIAL SERVICES

BY COURIER
Securities and Exchange Commission
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street, N.W.
USA - Washington, D.C. 20549

02055031

Your reference File No. 82-5089

Our reference

Date September 23, 2002

SUPPL

Zurich Financial Services / File No. 82-5089;
Information furnished to maintain Rule 12g 3-2 (b) exemption

Zurich Financial Services
Legal Department

Mythenquai 2
P.O. Box
8022 Zurich
Switzerland

Phone +41 (0)1 625 25 25
http://www.zurich.com

Direct Phone +41 (0) 625 22 56
Direct Fax +41 (0) 625 36 06
irene.klauer@zurich.com

Dear Sirs

Enclosed herewith please find the English version of the following press release:

- "Zurich to Defer India Insurance Joint Venture" dated September 20, 2002

Should there be any queries or comments please do not hesitate to contact us.

Yours sincerely
Zurich Financial Services
Legal Department

PROCESSED
OCT 0 2 2002
THOMSON
FINANCIAL

per I. Hubeling

dlw 9/25

Irene Klauer

Enclosure

News Release

ZURICH
FINANCIAL SERVICES

File No. 82-5089

Zurich to Defer India Insurance Joint Venture

Zurich Financial Services
Media and Public Relations

Mythenquai 2
P.O. Box
8022 Zurich
Switzerland

Phone +41 (0)1 625 21 00
Fax +41 (0)1 625 26 41
media.info@zurich.com
http://www.zurich.com

Zurich, September 20, 2002 - Zurich Financial Services has decided to defer its plans to establish new life and non-life insurance joint ventures in India. The decision does not affect Zurich's asset management business, risk management operations and UK call center facility in India.

James J. Schiro, Chief Executive Officer of Zurich Financial Services, said, "This decision has to be seen in light of our recently announced strategy to allocate our capital to core markets in order to generate sustained profitable growth. The sharpened focus requires us to implement tough decisions, but I know they are in the interest of putting Zurich back on track of sustained and profitable growth."

Sandy Leitch, Chief Executive Officer of the United Kingdom, Ireland and Southern Africa / Asia Pacific Business Division, added, "Given our strategic focus, deferring entry at this point is the right decision. I have no doubt that, over the long term, India will be an important insurance market; and we will be reviewing our future entry options."

The **Zurich Financial Services Group** is an insurance-based financial services provider with an international network that focuses its activities on its key markets of North America, the United Kingdom and Continental Europe. Founded in 1872, Zurich is headquartered in Zurich, Switzerland. It has offices in approximately 60 countries and employs more than 70,000 people.

For further information please contact:
Zurich Financial Services, Media and Public Relations
8022 Zurich, Switzerland
Phone +41 (0)1 625 21 00, Fax +41 (0)1 625 26 41, http://www.zurich.com